20012742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Client One Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11460 Tomahawk Creek Parkway
(No. and Street)

Leawood	KS	66211
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan Hayes 609-642-6593
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue, Suite 2800	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 19 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Eisenhauer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Client One Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SANDRA K MONICAL
Notary Public, State of Kansas
My Appointment Expires
5-25-23

Signature

President & Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Management's Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Client One Securities, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2019

Client One Securities LLC
Table of Contents
December 31, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition for Client One Securities, LLC (the *Company*) as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the *financial statements*). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (*PCAOB*) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The information in Schedules I & II (the *Schedules*) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in the Schedules is the responsibility of the Company's management. Our audit procedures include determining whether the information the Schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedules. In forming our opinion on the information in the Schedules, we evaluated whether the information in the Schedules, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in the Schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Overland Park, Kansas
March 10, 2020

We have served as the Company's auditor since 2017.

Client One Securities LLC
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	1,236,029
Due from other broker dealers		1,134,618
Prepaid expenses and other assets		97,860
Total Assets	$	2,468,507
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued liabilities	$	323,614
Commissions payable		1,221,737
Deferred investment advisory representative renewal fees		294,236
Total Liabilities		1,839,587
Member's Equity		628,920
Total Liabilities and Member's Equity	$	2,468,507

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Commission revenue	
Sales commissions	$ 9,457,486
Trailing commissions	1,782,223
Advisory revenue	10,574,081
Other revenue	1,577,765
Interest income	12,965
Total Revenues	23,404,520
Expenses	
Commissions and fees paid to reps	18,820,497
Advisory fees	344,936
Clearing fees	400,933
Technology and communications	1,255,140
Regulatory fees and expenses	250,247
Salaries and other employment costs	1,301,106
Promotional costs and seminars	406,776
General and administrative	494,926
Total Expenses	23,274,561
Net income	$ 129,959

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance at December 31, 2018	$	898,961
Distributions to Member		(400,000)
Net income		129,959
Balance at December 31, 2019	$	628,920

The accompanying notes are an integral part of these financial statements

Client One Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	$ 129,959
Adjustments to reconcile net income to net cash from operating activities:	
Changes in assets and liabilities:	
Increase in due from other broker dealers	(305,124)
Decrease in prepaid expenses and other assets	60,843
Decrease in accounts payable and accrued liabilities	(31,674)
Increase in commissions payable	496,497
Increase in deferred rep renewal fees	31,140
Net cash from operating activities	381,641
Cash flows from investing activities	-
Cash flows from financing activities	
Capital distributed to Member	(400,000)
Net cash flow from financing activities	(400,000)
Net decrease in cash	(18,359)
Cash and cash equivalents, beginning of year	1,254,388
Cash and cash equivalents, end of year	$ 1,236,029

The accompanying notes are an integral part of these financial statements

Client One Securities, LLC
Notes to Financial Statements
December 31, 2019

Note 1 – General and Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Client One Securities, LLC (the Company) is a limited liability company organized under the laws of the state of Kansas, with its home office located in Leawood, KS. The Company is a broker dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker dealer performs clearing functions for all broker dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker dealer and other brokers. The accounting and reporting policies of the Company conform to U. S. generally accepted accounting principles and to general practices within the broker dealer industry.

The Company is a wholly owned subsidiary of Creative One Marketing Corporation ("the Parent").

Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits of $250,000.

(b) Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c) Due from Other Broker Dealers

Receivables due from the clearing firm and other brokers and dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts. Receivables from broker dealers were $1,134,618 and $829,494 at December 31, 2019 and December 31, 2018, respectively.

(d) Revenue Recognition

Significant Judgments

Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of basic contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commission Revenue

Commission revenue represents sales commissions generated by Investment Advisory Representatives ("IARs") for their clients' purchases and sales of securities on exchanges and over-the-counter as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales and maintains relationships with the product sponsors. IARs assist the Company in performing its obligations. Accordingly, total commission revenues are recorded on a gross basis.

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the trade date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and is recognized over the period during which services, such as ongoing support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

Advisory Revenue

Advisory revenue represents fees charged to accounts belonging to clients of IARs on the Company's corporate and third-party advisory platforms. The Company provides ongoing investment advice and performs administrative services for these accounts. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The advisory revenue generated from the Company's corporate and third-party advisory platforms is based on a percentage of the market value of the eligible assets in the clients' advisory accounts. As such, the consideration for this revenue is variable and an estimate of the variable consideration is constrained due to dependence on unpredictable market impacts on clients' portfolio values. The constraint is removed once the portfolio value can be determined. Generally, fees are billed on a monthly or quarterly basis based on each account's asset value at the end of the preceding month or quarter, respectively. Advance

payments, if received, are deferred and recognized during the periods for which services are provided.

Other Revenue

Other revenue primarily includes marketing allowances received from certain financial product manufacturers, mainly those who offer alternative investments, such as non-traded real estate investment trusts and business development companies and other miscellaneous revenues. These revenues are not in scope for Topic 606 as they are not generated from contracts with customers. The Company recognized $236,861 for these revenues in 2019.

The Company receives fees from product sponsors, primarily mutual fund and annuity companies, for marketing support and sales force education and training efforts. Compensation for these performance obligations is generally calculated as a fixed fee, or a percentage of the average annual amount of product sponsor assets held in accounts belonging to IAR clients, or as a percentage of new sales, or a combination thereof. As the value of product sponsor assets held in IAR client accounts is susceptible to unpredictable market changes, this revenue includes variable consideration and is constrained until the date that the fees are determinable. The Company is the principal in these arrangements as it is responsible for and determines the level of servicing and marketing support it provides to the product sponsors. The Company's revenues from sponsors were $194,000 for the year ended December 31, 2019.

The Company provides support to its IARs throughout the year, including fee revenues from training, insurance coverage and payment of regulatory fees, transaction services revenues, and other services. Fee revenues may be generated from registered representatives or their clients. Fee revenues primarily include IRA custodian fees, contract and licensing fees, and other client account fees. In addition, the Company hosts certain IAR conferences that serve as training, education, sales, and marketing events, for which a fee is charged for attendance. Fee revenues are recognized when the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point in time or if the service is provided continually over the contract life. Transaction service revenue primarily includes fees the Company charges to IARs and their clients for executing certain transactions in brokerage and fee-based advisory accounts. Transaction service revenue is recognized at the point-in-time that a transaction is executed, which is generally the trade date.

The Company charges its IARs an annual fee which covers initial registration, insurance and training costs. These fees are generally collected in November and December for the following year. The Company recognizes revenue on registration fees and insurance coverage payments made on behalf of its IARs at the point in time the payments are made, and at an amount equal to the cost of the payments made, resulting no effect on net income. The remaining fees collected are not identifiable with specific obligations performed and are therefore recognized on a straight-line basis over the coverage period. The Company's total revenues from IAR support fees and transaction services charged to IARs was $1,146,903 for the year ended December 31, 2019. As of December 31, 2018, the Company had $263,097 of liabilities recorded for deferred IAR renewal fees, all of which were recognized as income in 2019. As of December 31, 2019, the Company had $294,237 of liabilities recorded for deferred IAR renewal fees, which will be recognized as income during 2020.

Interest Income

The Company earns interest income from client margin accounts and cash equivalents, net of operating expense. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

(e) Income Taxes

The Company and its affiliates are included in the consolidated tax return filed by the Parent. Income taxes are calculated and paid by the members of the Parent. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

(f) Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, "Leases (Topic 842)." The new lease guidance supersedes Topic 840. The core principle of the guidance is that entities should recognize the assets and liabilities that arise from leases. In July 2018, the FASB issued ASU No. 2018-11, "Leases (Topic 842): Target Improvements." The new standard establishes a right-of-use model ("ROU") that requires a lessee to recognize an ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. The Company adopted Topic 842 as of January 1, 2019. In addition, the Company elected practical expedients provided by the new standard, whereby the Company has elected not to reassess its prior conclusions about lease identification, lease classification and initial direct costs, and to retain off-balance sheet treatment of short-term leases (i.e., 12 months or less and not containing a purchase option that the Company is reasonably certain to exercise). As a result of the short-term expedient election, the Company has no leases that require the recording of a net lease asset and lease liability on the Company's balance sheet or have a material impact on earnings or cash flows as of December 31, 2019.

Note 2 – Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the Company had net capital of $477,410 and was $354,771 in excess of its required net capital of $122,639. The Company's ratio of aggregate indebtedness to net capital was 3.85 to 1.00.

Note 3 – Related Party Transactions

The Company rents its facilities from its Parent and paid $26,945 in short term lease expense during 2019. The Company's sub-lease agreement expires on December 31, 2020. The Company has no security obligations with regard to the Parent's lease.

As of December 31, 2019 the Company owes its Parent $151,918 for expenses related to the Company's annual Sales Summit held in September 2019.

The Company has a sub-advisory agreement with Change Path, LLC, an affiliate. Under the Company's sub-advisory agreement with Change Path the Company incurred $257,789 of advisory fees for the year ended December 31, 2019. As of December 31, 2019, the Company had accrued liabilities of $157,773 payable to Change Path.

The Company and its affiliates are related parties under common control, and the existence of that control could create operating results and financial positions different than if the entities were autonomous.

Note 4 – Retirement Plan

The Company maintains a 401(k) plan for substantially all full-time employees. Company contributions to the 401(k) plan were $50,341 for the year ended December 31, 2019.

Note 5 – Non-Qualified Deferred Compensation Plan

The Company offers a non-qualified deferred compensation plan through its Parent to key employees as determined by the CEO. The effective date of the plan was May 1, 2019. The Company provided a 100% match to employee contributions for the year ended December 31, 2019. Employer contributions vest ratably over five years of service. The Company contributed $6,987 to the plan for the year ended December 31, 2019.

Note 6 – Concentrations and Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker dealers, banks and other financial institutions. The Company's transactions are cleared by other securities broker dealers under clearing agreements. Although the Company clears its transactions through other securities broker dealers, the Company is exposed to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer or other party fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker dealer. At December 31, 2019, there were no amounts to be indemnified to the clearing brokers.

Supplemental Information

Client One Securities, LLC
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2019

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$ 628,920
Deductions and/or charges:	
Non-allowable assets:	
Due from other broker dealers	(53,650)
Prepaid expenses and other assets	(97,860)
Net capital before haircuts on securities positions	477,410
Haircuts on securities positions	-
Net Capital	$ 477,410

AGGREGATE INDEBTEDNESS

Items included in statement of financial position:	
Accounts payable and accrued liabilities	$ 323,614
Commissions payable	1,221,737
Deferred investment advisory representative renewal fees	294,236
Total aggregate indebtedness	$ 1,839,587

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 122,639
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 122,639
Net capital in excess of required minimum	$ 354,771
Ratio: aggregate indebtedness to net capital	3.85 to 1.00

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17A-5 as of December 31, 2019, amended on March 11, 2020.

Client One Securities LLC
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
At December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. The Company will effectuate all financial transactions on behalf of its customers through another clearing broker on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Company's clearing firm: Pershing LLC.

Client One Securities, LLC
Management's Exemption Report
For the Year Ended December 31, 2019

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Managers
Client One Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Client One Securities, LLC (the *Company*) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Overland Park, Kansas
March 10, 2020

ClientOne
securities, llc

CLIENT ONE SECURITIES, LLC
EXEMPTION REPORT

Client One Securities, LLC (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions of 17 C.F.R. §240.15c3-3, paragraph (k)(2)(ii) throughout the fiscal year January 1, 2019 to December 31, 2019.

2. The Company had no obligations under 17 C.F.R. §240.15c3-3 throughout the fiscal year January 1, 2019 to December 31, 2019 without exception.

Signature: [signature] Date: 3-10-2020

Jeff Eisenhauer
President & CEO
Client One Securities, LLC
11460 Tomahawk Creek Parkway
Leawood, KS 66211
SEC filing #8-68494
Firm ID #152974